May 12, 2025

Ms. Shandy Pumphrey Staff Accountant Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Miller Investment Trust File No. 811- 22131

Dear Ms. Pumphrey:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the filing by the Miller Investment Trust (the “Registrant”) and its series (each a “Fund” and, collectively, the “Funds”) of the Registrant’s Form N-CSR for the fiscal year ended October 31, 2024, and certain other filings, as provided verbally in a phone conversation on April 15, 2025 to Bibb Strench. The Staff’s comments and our responses are discussed below.

Comment 1:	Form N-CSR. With respect to the Tailored Shareholder Report (“TSR”) for the Miller Market Neutral Income Fund (the “Market Neutral Fund”), please explain whether the $144 dollar expense (based on a hypothetical $10,000 investment) is annualized number and explain why such expense is not footnoted to explain why the expense for a full period would have been higher.

Response:	The $144 dollar expense is not annualized. Therefore, the Registrant has revised the TSR to add the following in the fee example:

“Expenses would be higher if the Fund had been in operations for the full twelve-month reporting period.” The revised TSR will be posted to the Registrant’s website.

Comment 2:	Form N-CSR. The Miller Convertible Bond Fund (the “Convertible Bond Fund”) changed its primary benchmark index(es) from the Bloomberg U.S.

Bibb.Strench@ThompsonHine.com   Fax: 202.331.8330   Phone: 202.973.2727

Ms. Shandy Pumphrey

May 12, 2025

Aggregate Bond Index and ICE BofA All Yield Alternatives US Convertibles Index in the Form N-CSR for the fiscal year ended October 31, 2023, to the ICE BofA All Convertibles Exclude Mandatory All Qualities Index in the Form N-CSR for the fiscal year ended October 31, 2024. Please explain why appropriate disclosures regarding such change were not included.

Response:	As noted in the response to Comment 3, the performance of the Bloomberg U.S. Aggregate Bond Index has been added back to the Convertible Bond Fund TSR’s performance table and line graph. In addition, the following has been added to the Convertible Bond Fund’s performance table to reflect the change of primary indexes:

“From October 31, 2020, to October 31, 2023, the Fund’s primary benchmarks were the Bloomberg U.S. Aggregate Bond Index and ICE BofA All Yield Alternatives US Convertibles Index. For the period from November 1, 2023, to October 31, 2024, the Fund’s primary benchmarks were the Bloomberg U.S. Aggregate Bond Index and the ICE BofA All Convertibles Exclude Mandatory All Qualities Index. The Fund elected to use the ICE BofA All Convertibles Exclude Mandatory All Qualities Index because it more broadly represents the Fund’s investment universe and closely represents the Fund’s investment strategies. The performance presented for the ICE BofA All Convertibles Exclude Mandatory All Qualities Index reflects the performance of that index, the ICE BofA All Yield Alternatives US Convertibles Index and other predecessor indexes for the applicable periods.”

The revised TSRs will be posted to the Registrant’s website.

Comment 3:	Form N-CSR. The Staff considers neither the ICE BofA All Convertibles Exclude Mandatory All Qualities Index used for the Convertible Bond Fund, nor the Bloomberg 1-3 Year US Government/Credit Index used for the Market Neutral Fund to be a broad-based securities market index. For each of Convertible Bond Fund and Market Neutral Fund, please add a broad-based securities market index for the overall applicable domestic or international equity or debt markets, as appropriate, or explain why the foregoing index are appropriate.

Ms. Shandy Pumphrey

May 12, 2025

Response:	The performance tables and line graphs in the TSRs of the Convertible Bond Fund and Market Neutral Fund have been revised to add the performance of the Bloomberg US Aggregate Bond Index, a broad-based securities market index. The Registrant notes its response to Comment 2 above indicates the addition of language to the Convertible Bond Fund’s performance table that explains changes to the Fund’s primary indexes. In addition, the following has been added to the Market Neutral Fund’s performance table to reflect the change of its primary indexes:

“From the Fund’s inception on December 29, 2023, to April 30, 2024, the Fund’s primary benchmarks were the Bloomberg 1-3 Year US Government/Credit Index and the Bloomberg U.S. Short Treasury Index. For the period from April 30, 2024, to October 31, 2024, the Fund’s primary benchmarks were the Bloomberg U.S. Aggregate Bond Index and the Bloomberg 1-3 Year US Government/Credit Index. The Bloomberg U.S. Aggregate Bond Index was added as a broad-based securities market index in accordance with recent changes to regulatory disclosure requirements.”

As noted above, the revised TSR will be posted to the Registrant’s website.

Comment 4:	Form N-CSR: With TSRs now being iXBRL tagged, please use appropriate taxonomy for iXBRL tagging. The Staff notes that the benchmark index for Market Neutral was tagged as an additional index.

Response:	The Registrant represents that it will ensure that future filings on Form N-CSR will use appropriate taxonomy for iXBRL tagging, including with respect to benchmark indexes.

Comment 5:	Form N-CSR. In future filings, please consider including the information for Items 10 and 11 under those sections in the N-CSR. If it is included under Item 7, the disclosure should be presented in a format to communicate the information effectively, be clearly distinguished from other materials, and be easily accessible (for example, by providing a table of contents with a hyperlink or page number that points the investor to the information).

Ms. Shandy Pumphrey

May 12, 2025

Response:	The Registrant will consider including Items 10 and 11 separately from Item 7 in future filings of its Form N-CSRs. To the extent that Items 10 and 11 are included in Item 7 in future filings of the Registrant’s Form N-CSRs, the Registrant shall include a table of contents at the beginning of Item 7 directing investors to where the information for Items 10 and 11 may be found. Note that the Statement Regarding Basis for Approval of Investment Advisory Contract (Item 11) was included with the financial statements in the Registrant’s October 31, 2024, annual report.

Comment 6:	Registrant Website. The TSR adopting release states that information in Items 7 through 11 should be posted to the Registrant’s website. While Item 7 appears on the Registrant’s website, Items 8 through 11 do not. Items 8-11 should be listed on the website, even if such listing points to Item 7.
Response:	The Registrant will repost on the Registrant’s website the Financial Statements of each Fund, which will include Items 8 through 10 for each Fund at the end of each such set of Financial Statements. Please note that the response to the prior comment addresses Item 11.

Comment 7:	Fact Sheet/Financial Highlights. For the Market Neutral Income Fund, it appears that the expense ratio on the Fact Sheet conflicts with the financial highlights, and that the expense ratio on the Fact Sheet excludes interest and dividend expenses from short sales. Explain why the Fact Sheet differs from the financial highlights and whether such difference could be misleading to shareholders.
Response:	On a regular basis, the Registrant makes available to investors quarterly fact sheets with respect to each Fund (each, a “Fact Sheet”) and posts such Fact Sheets on its website. The Registrant notes that Fact Sheets and Prospectuses are independent documents, prepared at different times and with different dates. As discussed below, the Registrant’s current practice, consistent with industry standards, is for a Fund’s Fact Sheet to include its expense ratio set forth in its current Prospectus.

The Fact Sheet for the Market Neutral Fund dated December 31, 2024 (the “Q4 2024 Fact Sheet”), which is referred to in this comment, was first made publicly available on January 20, 2025, until it was replaced with a

Ms. Shandy Pumphrey

May 12, 2025

new Fact Sheet on or about April 15, 2025. At the time of the preparation and dissemination of the Q4 2024 Fact Sheet, the Fund’s then current prospectus was dated March 1, 2024 (the “2024 Prospectus”), and the 2024 Prospectus stated that the Fund’s total annual operating expense ratio was 1.56% and its total annual operating expense ratio after fee waiver of 1.30%. These expenses were estimated, consistent with the instructions of Form N-1A, because the Market Neutral Fund was a “New Fund”. When preparing the Q4 2024 Fact Sheet in January, 2025, the Registrant used the total annual operating expense ratios from the 2024 Prospectus. Importantly, at that time, no prospectus with the Fund’s total annual operating expense ratio (before and after waiver) as of October 31, 2024, existed.

On or about April 15, 2025, the Registrant published its next Fact Sheet for the Market Neutral Fund for the quarterly calendar period from January 1, 2025, to March 31, 2025 (the “Q1 2025 Fact Sheet”). Because the total operating expense ratio in the Market Neutral Fund’s current prospectus (filed with the SEC on February 28, 2025) was available, the Q1 2025 Fact Sheet stated, as this comment observes, that Fund has a total annual operating expense ratio of 2.18% and a total annual operating expense ratio after fee waiver of 1.69%.

In short, the separate regulatory regimes and filing requirements of prospectuses and fact sheets cause time lags for the Registrant and the fund industry as a whole when preparing and disseminating fact sheets.

As a result of this comment, the Registrant and its service providers have reviewed the template used for the Funds’ respective Fact Sheets and re-considered the current placement of the total operating expense ratio, which is immediately below the performance table and line graph. Commencing with the Fact Sheets for the second quarter of 2025, the Fact Sheet for each Fund will show such Fund’s (and other Funds’) total operating expense ratio in a separate column, to the right of the performance returns. Furthermore, the Fact Sheet will show the full fee table of the applicable Fund, including the Fund’s total operating expense ratio, and accompany the table with the following statement: “as of the most recent prospectus dated [ ] [ ], 20[ ]”. The Registrant believes that these modifications should make clear to the investor that the total

Ms. Shandy Pumphrey

May 12, 2025

expense ratio does not relate to the performance information presented in the table and line graph and that both sets of information may be derived from different time periods.

Comment 8:	N-PORT. The N-PORT for the Market Neutral Fund describes the BNP Cash Deposit Acct holding as a money market fund, but such holding was not listed in the Fund’s schedule of investments. Was this holding a money market fund? To the extent it was, such holding should have been listed in the schedule of investments.

Response:	The Registrant represents that the BNP Cash Deposit Acct is a cash deposit account that earns interest each month. The account is a non-regulated savings account designed to hold money for the short or medium term. The Registrant will amend the description of the BNP Cash Deposit Acct holding on future N-PORTs filed with the SEC to accurately reflect it is a cash deposit account rather than a money market fund.

Comment 9:	N-CEN. Item C.8.d. for the Market Neutral Fund on the Form N-CEN filing on January 7, 2025, was marked “yes”, indicating the recoupment of previously waived expenses. Is this correct? To the extent it is, please consider disclosing as an item in the Fund’s expense table.
Response:	The Registrant represents that there was no recoupment of expenses with respect to the Market Neutral Fund for the period ended October 31, 2024, and confirms that the response to Item C.8.d. for the Fund was marked “yes” in error. The Registrant will file an amended N-CEN to update the response to “no”.

*****

Ms. Shandy Pumphrey

May 12, 2025

If you have any additional comments or questions, please contact the undersigned at (202) 973-2727.

Sincerely,

/s/ Bibb Strench
Bibb Strench

cc:	Michael Miller Treasurer and Principal Financial Officer Miller Investment Trust